Exhibit 99.7– Certification of Gold Reserve Inc. Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 40-F for the year ending December 31, 2015 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice President-Finance & CFO of Gold Reserve Inc., certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the my knowledge:

(1)   The Annual Report on 40-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Annual Report on Form 40-F fairly presents, in all material respects, the financial condition and results of operations of Gold Reserve Inc.

s/ Robert A. McGuinness

    Robert A. McGuinness
    Vice President-Finance & CFO

    April 20, 2016

Exhibit 99.7   Certification of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Page 1